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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

[redacted]

08027639

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51880

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrated Trading and Investments, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

46 Pelican Court
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Cohen 949-228-8242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ferrell & Moses, P.A.
(Name – *if individual, state last, first, middle name*)

102 S. Armenia Avenue (Address) Tampa (City) FL (State) 33609 (Zip Code)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

PROCESSED
MAR 2 4 2008 E
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

I, William A. Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrated Trading and Investments, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEE ATTACHED CALIFORNIA ACKNOWLEDGEMENT

Signature 2/28/08

Pres/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTEGRATED TRADING AND INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

INTEGRATED TRADING AND INVESTMENTS, INC.
TABLE OF CONTENTS

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of ORANGE

On FEBRUARY 28, 2008 before me, PAMELA F. MARTIN, NOTARY,
(Here insert name and title of the officer)

personally appeared WILLIAM A. COHEN,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Pamela F. Martin
Signature of Notary Public

(Notary Seal)

PAMELA F. MARTIN
Commission # 1698045
Notary Public - California
San Bernardino County
My Comm. Expires Nov 5, 2010

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

INTEGRATED TRADING INVESTMENT U.S. SECURITIES AND EXCHANGE
(Title or description of attached document)

COMMISSION ANNUAL AUDITED REPORT FORM X-17A-5 PART III
(Title or description of attached document continued)

Number of Pages 1 Document Date 2/28/08

PAGE FRONT AND BACK
(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  ____
  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ______________

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. he/she/they, is /are) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document

FINRA

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Integrated Trading and Investments, Inc.

Address: 46 Pelican Court
Newport Beach, CA 92660

Telephone: (949)228-8242

SEC Registration Number: 8-51880

FINRA Registration Number: 47730

(ii) Accounting Firm

Name: Ferrell & Moses, P.A.

Address: 102 So. Armenia Ave.
Tampa, FL 33609

Telephone: (813)254-7222

Accountant's State Registration Number: AD0024890

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
December	31,	2007

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

FINANCIAL STATEMENTS

FERRELL & MOSES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM J. FERRELL, C.P.A.
DOLORES C. O'HARA, C.P.A.

102 S. ARMENIA AVENUE
TAMPA, FL 33609
TELEPHONE: (813) 254-7222
FAX: (813) 254-2280

MEMBERS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Directors and Stockholder of
Integrated Trading and Investments, Inc.
Newport Beach, California

We have audited the accompanying balance sheet of Integrated Trading and Investments, Inc. as of December 31, 2007, and the related statement of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Trading and Investments, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information included is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Securities and Exchange Commission.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ferrell & Moses

Ferrell & Moses, P.A.
Certified Public Accountants

February 27, 2008
Tampa, Florida

INTEGRATED TRADING AND INVESTMENTS, INC.
BALANCE SHEET
DECEMBER 31, 2007

ASSETS		
CURRENT ASSETS		
Cash	$ 30,918	
Accounts receivable	44,652	
Total current assets		$ 75,570
PROPERTY AND EQUIPMENT, Net		8,434
Total assets		$ 84,004

LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 5,564	
Accrued expenses	50,225	
Total current liabilities		$ 55,789
Total liabilities		55,789
STOCKHOLDER'S EQUITY		
Common stock, $.0001 par value, 1500 shares authorized, 1000 shares issued and outstanding	1	
Additional paid in capital	137,045	
Accumulated deficit	(108,831)	
Total stockholder's equity		28,215
Total liabilities and stockholder's equity		$ 84,004

INTEGRATED TRADING AND INVESTMENTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

COMMISSIONS AND FEES		$ 710,152
COST OF SERVICES INCLUDING GENERAL AND ADMINISTRATIVE EXPENSES		727,758
OPERATING LOSS		(17,606)
OTHER INCOME (EXPENSE)		
Interest income	$ 89	
Interest expense	(240)	
Gain on sale of investments	18,016	
Total other income (expense), net		17,865
NET INCOME		$ 259

See Notes to Financial Statements

INTEGRATED TRADING AND INVESTMENTS, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
DECEMBER 31, 2007

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	ACCUMULATED DEFICIT
Balance at January 1, 2007	$ 1	$ 137,045	$ (109,090)
Net income			259
Balance at December 31, 2007	$ 1	$ 137,045	$ (108,831)

See Notes to Financial Statements

INTEGRATED TRADING AND INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS USED BY OPERATING ACTIVITIES:		
Net income		$ 259
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	$ 3,440	
Gain on sale of investments	(18,016)	
Changes in assets and liabilities:		
Increase in accounts receivable	(33,709)	
Decrease in other receivable	201	
Decrease in prepaid expenses	247	
Decrease in deferred tax asset	1,358	
Decrease in accounts payable	(14,144)	
Increase in accrued expenses	50,225	
Decrease in deferred tax liability	(1,230)	
Total adjustments		(11,628)
Net cash used by operating activities		(11,369)
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:		
Proceeds from sale of investments		18,016
CASH FLOWS USED BY FINANCING ACTIVITIES:		
Decrease in capital lease		(4,413)
NET INCREASE IN CASH		2,234
CASH AT BEGINNING OF YEAR		28,684
CASH AT END OF YEAR		$ 30,918

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest	$ 240
Income taxes	$ 0

See Notes to Financial Statements

INTEGRATED TRADING AND INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1 - Summary of Significant Accounting Policies

(a) Description of the Business

Integrated Trading and Investments, Inc. (the Company), a Nevada corporation, is an independent investment banking firm and is a wholly-owned subsidiary of Integrated Capital Group, Inc. The Company provides investment advisory services and brokers professionally managed investments to its client base. In addition, the Company brokers insurance products in numerous states.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is subject to certain rules and regulations of the Securities and Exchange Commission, the National Association of Securities Dealers and various state regulatory agencies.

(b) The Company maintains its books and records on the accrual basis of accounting.

(c) Cash - Cash consisted of $6,196 of cash in an interest bearing accounts and $24,722 in a non-interest bearing account at December 31, 2007.

(d) Property and equipment - Property and equipment are stated at cost and consist of the following at December 31, 2007:

Furniture & Fixtures	$ 10,384
Computers	17,653
Total	28,037
Accumulated depreciation	19,603
Net property and equipment	$ 8,434

(e) Depreciation - Depreciation expense is computed using the straight line method with service lives ranging from five to ten years. Depreciation expense was $3,440 for the year ended December 31, 2007.

(f) Recognition of income - Sales commissions earned are recorded based on the settlement date of the trade.

(g) Income Taxes - The Company has an operating tax loss carryforward of approximately $15,000 that will expire in the year ended December, 2026.

INTEGRATED TRADING AND INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1 - Summary of Significant Accounting Policies, continued

(h) Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) Fair Value of Financial Instruments - The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2007. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for the purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein. The fair values of cash, accounts receivable, accounts payable and accrued expenses approximate the carrying value due to their short term nature.

Note 2 - Related Party Transactions

The Company paid $148,642 to William Cohen for management fees during the year ended December 31, 2007. Mr. Cohen is the majority stockholder of Integrated Capital Group, Inc., which is the holding company of the Company.

Note 3 - Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum capital, as defined, equal to the greater of $5,000 or 6-2/3 % of aggregate indebtedness, as defined. At December 31, 2007, the Company had net capital of $19,694, which is in excess of its required net capital of $5,000 by $14,694. The Company had aggregated indebtedness of $55,789 at December 31, 2007.

Note 3 - Regulatory Requirements, continued

The Company is exempt from Rule 15c 3-3 of the Securities and Exchange Act of 1934 pursuant to the provisions of subparagraph K 2 (ii). Therefore, the computations for determination of reserve requirements and information for possession or control requirements pursuant to Rule 15c3-3 are not required.

A statement of changes in liabilities subordinated to claims or general creditors has been omitted as the Company had no such liabilities during the period covered by this financial report.

Note 4 - Commitments and Contingencies

There are no commitments or contingencies.

SUPPLEMENTARY INFORMATION

INTEGRATED TRADING AND INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL		
Stockholder's equity	$	28,215
Less non-allowable assets:		
Accounts receivable		87
Furniture and equipment, net		8,434
Total non-allowable assets		8,521
Net capital	$	19,694
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts payable	$	5,564
Accrued expenses		50,225
Total aggregate indebtedness		55,789
Minimum net capital at 6 2/3% of aggregate indebtedness	$	3,719
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$	5,000
NET CAPITAL REQUIRED	$	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		14,694
NET CAPITAL	$	19,694
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		283%
RECONCILIATION OF REPORTED NET CAPITAL		
Net capital, per FOCUS report	$	28,010
Auditors adjustments		
Adjust cash		729
Adjust accounts receivable		38,033
Adjust other receivables		(946)
Adjust income taxes payable		279
Adjust accrued expenses		(45,953)
Adjust deferred tax liability		1,230
Adjust accounts payable		(1,688)
Net capital, as stated above	$	19,694

See Notes to Financial Statements

FERRELL & MOSES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

102 S. ARMENIA AVENUE
TAMPA, FL 33609
TELEPHONE: (813) 254-7222
FAX: (813) 254-2280

WILLIAM J. FERRELL, C.P.A.
DOLORES C. O'HARA, C.P.A.

MEMBERS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROLS

To the Directors and Stockholder of
Integrated Trading and Investments, Inc.
Newport Beach, California

We have audited the accompanying financial statements of Integrated Trading and Investments, Inc. as of and for the year ended December 31, 2007 and have issued our report thereon dated February 27, 2008. As part of our audit, we made a study and evaluation of the Company's system of internal accounting controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g); in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13, and the procedures for determining compliance with the exemptive provision of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Integrated Trading and Investments, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness. The Company was in compliance with the conditions of the exemption provisions of Rule 15c3-3 and no facts came to our attention which indicated such conditions have not been complied with.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory organizations that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934, and should not be used for any other purpose.

Ferrell & Moses

Ferrell & Moses, P.A.
Certified Public Accountants

Tampa, Florida
February 27, 2008

END